Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Global Traffic Network, Inc.

at

$14.00 Net Per Share

by

GTCR Gridlock Acquisition Sub, Inc.

an indirect wholly-owned subsidiary of

GTCR Gridlock Holdings (Cayman), L.P.

GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), is making an offer to purchase all issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at a price of $14.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. However, U.S. federal income tax backup withholding (currently 28%) may be required unless an exemption applies and is properly demonstrated to the Depositary or other paying agent or unless the required taxpayer identification information and certain other certifications are provided to the Depositary or other paying agent. See “The Offer — Section 5. Certain Material U.S. Income Tax Consequences” of the Offer to Purchase and Instruction 9 of the Letter of Transmittal. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Global. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK

CITY TIME, ON FRIDAY, SEPTEMBER 16, 2011 UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is subject to a condition that there be validly tendered in the Offer and not properly withdrawn before the expiration of the Offer (A) a number of shares of Global’s common stock, par value $.001 per share (collectively, the “Shares”), that, together with the Shares owned by William L. Yde III, the Chairman, Chief Executive Officer and President of Global, that are subject to the Contribution, Non-Tender and Support Agreement to which Mr. Yde is a party with Parent (the “Covered Shares”) and the number of Shares then owned by Parent or any of its wholly-owned subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned subsidiaries, including the Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis, and (B) a number of Shares which represents at least a majority of the Shares then issued and outstanding, excluding from such calculation (x) the Covered Shares, (y) Shares owned by any executive officer of Global, and (z) Shares owned by Parent or any of its subsidiaries (the “Majority of the Minority Condition” and together with clause (A), the “Minimum Condition”). The Minimum Condition, including the Majority of the Minority Condition, is not waivable by the Purchaser or Parent without the prior written approval of Global by action of Global’s board of directors upon the recommendation of Global’s special committee of independent directors. The Offer is also subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, (i) the receipt of certain approvals or consents of the Australian Foreign Investment Review Board under Australia’s Foreign Acquisition and Takeovers Act of 1975 and Australia’s Foreign Investment Policy (the “Governmental Approvals Condition”), and (ii) no material adverse effect on Global having occurred since August 2, 2011. See “The Offer — Section 11. Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2011 (the “Merger Agreement”), by and among Parent, the Purchaser, Global and the other party thereto, under which, after the completion of the Offer and the satisfaction or waiver of all of the conditions thereto, Purchaser will be merged with and into Global, with Global surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Parent or any of its wholly-owned subsidiaries, or Global) will be converted into the right to receive $14.00 per Share in cash, or any different price per Share paid in the Offer (such price being referred to herein as the “Offer Price”), payable to the holder thereof, without interest and less any applicable withholding tax. The Merger Agreement is more fully described in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” of the Offer to Purchase.

A special committee comprised exclusively of independent and disinterested directors of Global has unanimously determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of Global and Global’s unaffiliated shareholders, and recommended that the board of directors of Global declare the advisability of, approve and adopt, and authorize the execution and delivery of, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Global’s board of directors has unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Global and Global’s shareholders (including the unaffiliated shareholders) and recommended that you accept the Offer and tender your Shares in the Offer and adopt the Merger Agreement and approve the Merger, if adoption by Global’s shareholders is required by applicable law.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in “The Offer — Section 3. Procedure for Tendering Shares” of the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary’s account at the Depositary Trust Company and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in “The Offer — Section 3. Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal.

Subject to the terms of the Merger Agreement, the Purchaser may at any time and from time to time before the expiration of the Offer, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that without the prior written consent of Global, the Purchaser will not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) impose conditions to the Offer other than or in addition to the conditions described in “The Offer — Section 11. Conditions of the Offer” of the Offer to Purchase; (v) amend or waive the Minimum Condition or the Governmental Approvals Condition described in “The Offer — Section 11. Conditions of the Offer” of the Offer to Purchase; or (vi) amend any of the conditions to the Offer described in “The Offer — Section 11. Conditions of the Offer” of the Offer to Purchase in a manner adverse to the holders of Shares.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without Global’s consent, extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. The Purchaser is required by the Merger Agreement to extend the Offer (i) for one or more periods of up to 10 business days each until November 15, 2011, if at the expiration of the Offer any of the conditions to the Offer have not been satisfied; and (ii) for one or more periods of up to 10 business days each until December 31, 2011, if on or after November 15, 2011 all of the conditions to the Offer have been satisfied or waived by Parent or the Purchaser, other than the Minimum Condition and either or both of the Governmental Approvals Condition and the condition related to the absence of governmental reviews or waiting periods. Additionally, Parent and the Purchaser have agreed to extend the Offer if Global notifies Parent that, on or before September 13, 2011, Global has received a competing proposal that Global’s board of directors determines in good faith, upon the recommendation of Global’s special committee, would reasonably be expected to be superior to the Offer and the Merger. In such case, Parent and the Purchaser will extend the Offer for one or more periods of at least three business days until 5:00 p.m., New York City time, on the earlier of October 3, 2011 and the business day immediately after the competing proposal expires or is terminated. The Purchaser is not required to extend the Offer beyond October 3, 2011 if Global’s board of directors received a competing proposal during the solicitation period and by October 3, 2011 did not reject the competing proposal and publicly reconfirm the recommendation of the Offer and the Merger.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if the Purchaser does not hold at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of Section 92A.180 of the Nevada Revised Statutes, then the Purchaser is permitted by the Merger Agreement to provide a subsequent offering period of at least three but no more than 20 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to do so.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the expiration of the Offer and, unless already accepted for payment by the Purchaser in the Offer, may also be withdrawn at any time after October 8, 2011. No withdrawal rights apply during any Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in “The Offer — Section 3. Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in “The Offer — Section 3. Procedure for Tendering Shares” of the Offer to Purchase at

any time before the expiration of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. shareholders, see “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Global has agreed to provide the Purchaser with Global’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

August 9, 2011